UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Sections 13 and 15(d)

of the Securities Exchange Act of 1934.

Commission File Number: 1-01520

AEROJET ROCKETDYNE HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

222 N. Pacific Coast Highway, Suite 500, El Segundo, CA, 90245

(310) 252-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.10 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: One*

Pursuant to the requirements of the Securities Exchange Act of 1934, Aerojet Rocketdyne Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 7, 2023

Aerojet Rocketdyne Holdings, Inc.

By:	/s/ Scott T. Mikuen
Name:	Scott T. Mikuen
Title:	Secretary and Vice President

*

On December 17, 2022, L3Harris Technologies, Inc., a Delaware corporation (“L3Harris”), entered into an Agreement and Plan of Merger with Aerojet Rocketdyne Holdings, Inc., a Delaware corporation (“Aerojet Rocketdyne”), and Aquila Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of L3Harris (“Merger Sub”). On July 28, 2023 Merger Sub merged with and into Aerojet Rocketdyne (the “Merger”), and Aerojet Rocketdyne continued its existence under Delaware law as the surviving corporation in the Merger and a wholly owned subsidiary of L3Harris.